August 27, 2009

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Andri Boerman

Division of Corporation Finance

Re:  Kopin Corporation Form 10-K for the year ended December 27, 2008

Dear Ms. Boerman,

This letter is in response to comments received in the letter dated August 13, 2009 (the “Letter”) from Mr. Jay Webb, Accounting Reviewer, to Mr. Richard A. Sneider, Chief Financial Officer of Kopin Corporation (“Kopin” or the “Company”). The Company has reviewed the comments and responses of the Company are set forth below in the numbered paragraphs in the order set forth in the Letter.

Form 10-K for the year ended December 27, 2008

Item 11. Executive Compensation, page 47

1.	We note your response to prior comment 2. Please provide us with a more detailed analysis of how disclosure of the specific quantitative or qualitative performance objectives upon which your Compensation Committee bases its incentive awards would result in competitive harm. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretation available on our website at http://www.sec.gov/divisions/corfin/guidance/regs-kinterp.htm.

Response: As we previously noted certain officers earn incentive compensation based upon the results of the product line that they are associated with and the Corporate officers earn 50% of their incentive compensation based on the results of each of the two product lines.

There are two issues. First, our III-V product line has one significant customer, which, while not material to the overall company, is material to the product line. This customer, Skyworks Solutions is identified as a 10% customer in our 2008 Form 10-K as it represented 36%, 26% and 20% of total revenues for the fiscal years ended 2006, 2007 and 2008, respectively. However, as a percentage of the Company’s III-V product line revenues, Skyworks represented 70%, 70% and 80% for the fiscal years ended 2006, 2007 and 2008, respectively. The second issue is that a contributing factor in determining the amount of incentive compensation of one of our officers is the results of the III-V product line (the other officers incentive compensation amounts are based either of the results of the display product line or a mixture of the two product lines). If we were to provide the specific quantitative metrics for each officer we would be required to disclose budgeted operating results for the III-V product line. We believe providing the detailed III-V budgeted operating results in the definitive proxy statement would negatively affect our ability to negotiate prices with Skyworks as they could readily determine the profitability of their purchases from Kopin and such profitability is confidential information of Kopin, the disclosure of which would cause significant competitive harm to Kopin. Furthermore, as the market place for our product is primarily composed of five large customers (Skyworks Solutions, RF Microdevices, Triquint Semiconductor, Anadigics and Win Semiconductor) supplied by three companies (Kopin, VPEC and IQE) we believe that providing budgeted operating results would provide both competitors and other customers significant insight into our pricing practices and other operating metrics.

3. Other Assets and Amounts Due To/Due From Affiliates, page 63

Non-Marketable Securities – Equity Method Investments, page 64

2.	Refer to our prior comment 4. With respect to your 2008 loan to KTC, we noted your response indicated that you considered the guidance in EITF 02-18 and concluded that since you received fair value for the loans (the loans were collateralized by equipment) and no increase in ownership occurred, you “were not funding previously unrecorded equity losses and therefore no additional equity method losses were recorded”. We also noted disclosures on page 38 of your Form 10-K that “on October 8, 2008 you entered into an agreement wherein you loaned KTC $2.0 million for the first and third liens on its building and certain equipment. For financial accounting reporting purposes $0.8 million of the $2.0 million was considered an equity investment and is included in Equity losses in unconsolidated affiliates.” Your response and the referenced disclosure do not clearly indicate how and why you concluded only $.8 million of the referenced loan to KTC represented, in substance, the funding of prior losses of KTC. Please provide us with the following:

•

An analysis of each of the four factors described under paragraph 10 of EITF 02-18 (and at paragraph 29 of FASB ASC 323-10-35) that you considered in reaching your conclusion as to the amount of your 2008 $2 million loan to KTC that represented, in substance, the funding of prior KTC losses.

•	In a related matter, tell us how the requested conclusions are impacted by the following facts:

o	the October 2008 loan to KTC was apparently related to the fact that (as disclosed on page 38 of your Form 10-K) “KTC has been incurring operating losses and, as a result, it has been experiencing cash flow problems” and

o	the $1.2 million of the loan not considered to be funding of prior losses of KTC was written-off during the fourth quarter of 2008;

•	your cumulative share of KTC’s losses not recognized (for all periods the equity method was suspended) as of December 31, 2007 and 2008 and

•	a summary of the significant terms of the loans. As applicable, please cross-reference the information provided in our requested analysis to the loan terms.

Response: In 2008, Kopin loaned KTC $2.0 million and recorded equity losses of $0.8 million and a loan loss reserve of $1.2 million to the consolidated statement of operations.

EITF 02-18 is applicable when there has been “…suspension of equity method loss recognition…” (paragraph 4 of EITF 02-18).

Accordingly, we first applied the guidance of EITF 98-13 (ASC 323-10-35) in determining equity method losses to record for the period. Paragraph 5 of EITF 98-13 (and at paragraph 26 of ASC 323-10-35) states, in part:

“…. when the investor has loans and securities of the investee that are within the scopes of Statements 114 and 115, respectively, the investor should perform the following in order to determine the amount of equity method loss to report at the end of a period:

a.	Apply Opinion 18 to determine the maximum amount of equity method losses.

b.	Determine whether the adjusted basis of the other investment(s) in the investee is positive.

i. When the adjusted basis is positive, the adjusted basis of the other investments should be adjusted for the amount of the equity method loss based on its seniority…

ii. When the adjusted basis reaches zero, equity method losses should cease being reported ; however, the investor should continue to track the amount of unreported equity method losses for purposes of applying paragraph 19(i) of Opinion 18…”

Prior to the loan to KTC in 2008, the adjusted cost basis of our investment in KTC was zero. In accordance with the guidance above, we resumed equity method accounting and recorded our share of KTC’s equity losses during the period subsequent to the loan. Total equity losses of $0.8 million were recorded in the third and fourth quarters of 2008.

Next we evaluated whether the remaining loan should be considered as funding prior losses of KTC under the guidance of EITF 02-18. Kopin’s proportionate share of KTC losses not recognized after the suspension of the equity method is as follows:

Cumulative losses not recorded through December 29, 2007	$4,183,932
Fiscal year 2008 losses not recorded (KTC losses prior to Kopin resuming equity method accounting after issuance of the loan)	$381,263

Cumulative losses not recorded through December 27, 2008	$4,565,195

Our analysis of the conditions in paragraph 10 of EITF 02-18 (and at paragraph 29 of ASC 323-10-35) which speaks specifically to funding prior losses is as follows:

a)	Whether the additional investment is acquired from a third party or directly from the investee. When the additional investment is purchased from a third party and the investee does not obtain additional funds either from the investor or the third party, it is unlikely that, in the absence of other factors, prior losses are being funded.

Analysis: Kopin did not acquire additional equity interests in KTC in connection with the loan. KTC used the loan proceeds to repay third party bank debt. KTC did not retain a significant amount of cash in the transaction.

b)	The fair value of the consideration received in relation to the value of the consideration paid for the additional investment. For example, if the fair value of the consideration received is less than the fair value of the consideration paid, it may indicate that prior losses are being funded to the extent that there is disparity in the value of the exchange.

Analysis: Kopin received a note in the amount of $2.0 million bearing a market interest rate and security interests in KTC’s equipment and building in exchange for cash of $2.0 million. At the date of the loan, we believe that we received consideration equal to or in excess of $2.0 million in the transaction.

c)	Whether the additional investment results in an increase in ownership percentage of the investee. In instances in which the investment is made directly with the investee, the investor should consider the form of the investment and whether other investors are making simultaneous investments proportionate to their interests. Investments made without a corresponding increase in ownership or other interests, or a pro rata equity investment made by all existing investors, may indicate that prior losses are being funded.

Analysis: There was no increase in our ownership interest and no other investors provided loans.

d)	The seniority of the additional investment relative to existing equity of the investee. An investment in an instrument that is subordinate to other equity of the investee may indicate that prior losses are being funded.

Analysis: The loan was senior to the common equity of KTC and was subordinate only to an existing note held by a third party bank of approximately $1,952,000.

In accordance with paragraph 11 of EITF 02-18, we evaluated whether Kopin had become committed to provide additional financial support to KTC. We had no other agreements either explicit or implicit to provide KTC with any further funding.

Our conclusion based on the analysis outlined above was that Kopin was not funding prior losses with the loan. Therefore, no additional equity method losses were recorded.

Finally, at period end we evaluated the loan for impairment under FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan an amendment of FASB Statements No. 5 and 15” (and in paragraphs 16 through 22 of ASC 310-10-35). We concluded that it was probable that Kopin was not going to collect the amounts due from KTC under the terms of the loan agreement. This conclusion was based on the fact that i) KTC was experiencing cash flow problems stemming from the economic downturn in the fourth quarter of calendar 2008, ii) KTC was not projecting that the cash flow problems would be resolved in the near term given the likely length of the economic downturn and specifically the Taiwanese LED market, and iii) KTC had defaulted on the loan by not making the scheduled payments. As a result a loan loss reserve was recorded as a separate line item in other income and expense. At December 27, 2008 the adjusted basis of the loan on Kopin’s consolidated balance sheet was $0.

To provide clarification to the reader of the financial statements, we included the disclosure on page 38 of our Form 10-K that states “(o)n October 8, 2008 we entered into an agreement wherein we loaned KTC $2.0 million for the first and third liens on its building and certain equipment. For financial accounting reporting purposes $0.8 million of the $2.0 million was considered an equity investment and is included in Equity losses in unconsolidated affiliates.” As a result the reader of the financial statements would better understand that of the $2.0 million in charges recorded to the statement of operations related to the loan, $0.8 million was recorded in equity losses and $1.2 million was recorded in other expense. As requested, a summary of significant terms for the KTC $2 million loan is as follows:

Loans and Notes. The Lender agrees to make non-revolving loans (each an “Advance”, for more than one drawing, the “Advances”) to Borrower from time to time as requested by the Borrower from the date hereof through, but not including November 15, 2008, in the aggregate principal amount of US$2,000,000 (the “Loan”). Any loan made by the Lender to the Borrower in 2008 and prior to the execution of this Agreement shall be included in the aforesaid aggregate principal amount, shall be treated as the Loan and shall be subject to the same terms and conditions contained in this Agreement. The Loan shall be made pursuant to one or more secured promissory notes. The due date (“Maturity Date”) of the bridge loan shall be December 27, 2008 or the merger or acquisition of the Borrower whichever comes earlier. Amounts borrowed under the bridge loan facility will earn interest at the rate of LIBOR plus 1%, payable on a quarterly basis. The LIBOR rate used in computing will be rate on the date the funds are borrowed by the Borrower.

Late Payment. Loan requires every amount overdue beyond the Maturity Date to bear default interest from and after the date on which such amount first became overdue at a rate of two percent (2%) in excess of the rate of the interest. Such interest on overdue amounts under this Agreement shall be payable on demand and shall accrue and be compounded monthly until the obligation of the Borrower with respect to the payment of such interest has been discharged (whether before or after judgment).

Security. As security for Borrower’s repayment of the Obligations, KTC granted to Kopin a continuing security interest in certain of KTC’s equipment and factory building pursuant to a security agreement. KTC and Kopin agreed that such security interest shall be subordinated only to the current and existing bank loan (the “Bank Loan”), and only to the extent any obligations under such Bank Loan is outstanding. (NOTE: the security interest was a significant term in our evaluation of the accounting for the loan at the transaction date under paragraph 10(b) of EITF 02-18 described above.)

Representations. Loan included typical representations and warranties that KTC had the authority to enter in the transaction

Financial Statements. Loan required quarterly and annual financial statements be provided to Kopin within certain periods of time after the close of the quarter or year and a certificate by the President certifying as to the fact that he has examined the provisions of this Agreement and that there are no conditions of default existing.

Insurance on Properties. Loan requires certain insurance be provided on the equipment and building.

Index to Exhibits, page 80

3.	We note your response to prior comment 7. Please reconcile your analysis regarding the materiality of the Skyworks Solutions agreement with your response to prior comment 2. in which you state that disclosure of certain performance measures and targets would cause competitive harm due to the negative impact on your ability to negotiate prices with Skyworks.

Response: We stated in our previous response that we did not consider the Skyworks Solutions consignment contract a “material contract” since it was entered into in the ordinary course of business and is substantially similar to consignment agreements that Kopin has entered into with other customers. Furthermore, we noted that we are not “substantially dependent” upon the Skyworks Solutions contract for purposes of Item 601(b)(10)(ii)(B), and that the contract does not govern the sale of the “major part” of our products. Sales of our products to Skyworks Solutions represented 20%, 26% and 36% of our total revenues for fiscal years 2008, 2007 and 2006, respectively, which is not the “major part” of Kopin’s revenues.

Clearly Skyworks Solutions is an important customer to Kopin, however, in our opinion to be “substantially dependent” for purposes of Item 601(b)(10)(ii)(B), implies that Kopin’s ability to remain a “going concern” would be in question if the Skyworks contract were not in place. Although the loss of Skywork’s Solutions as a customer would materially impact our revenue and cash flows, it would not result in the discontinuance of our III-V product or operations.

Kopin’s response is based on our legal analysis of what is required pursuant to Item 601 of Regulation S-K.

Form 8-K dated July 30, 2009

4.	We note from information herein that you purchased 19,572,468 shares of KTC’s common stock for approximately $5,975,000 and agreed to purchase 128,226 shares of KTC from Microelectronics Technology Inc. We also note you indicated that as a result of these two transactions and the Company’s previous investments in KTC you will own approximately 87% of the outstanding common stock of KTC. Please explain to us how you accounted for this acquisition and tell us whether you are required to and plan to file KTC’s historical financial statements and any pro forma financial information reflecting the transaction under Item 9.01 of Form 8-K. Please provide us with the significance tests outlined in Rule1-02(w) of Regulation S-X for the referenced acquisition.

Response: Our accounting for the transactions will be in accordance with FASB Statement No. 141(R), Business Combinations (or ASC 800). The analysis of the accounting for the transaction is in process. Kopin will consolidate the accounts of KTC.

We have concluded that the acquisition of the additional 49% of equity interests in KTC results in KTC meeting the conditions of a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. As noted below, the income test yields a significance of greater than 40%. Therefore, in accordance with Rule 3-05 (b) (2) (iii), we plan to file KTC financial statements for the most recent two years and interim period. Additionally, we plan to provide the pro forma financial information required by Item 11-01 of Regulation S-X. Please note that KTC’s revenues are less than $50 million. Therefore, in accordance with Rule 3-05 (b) (2) (iv), the most recent two years of financial statements would be the maximum required for KTC.

Income test

49% incremental proportionate loss of KTC for the year ended December 31, 2008 estimated unaudited on a US GAAP basis	($1,646,155)
Pretax income from continuing operations per Kopin’s 2008 Form 10-K	$3,378,480
Income test =	48.7%

Investment test:

Investment (shares acquired on July 30, 2009)	$5,975,000
Kopin’s total assets per the 2008 Form 10-K	$159,677,495
Investment test =	3.7%

Asset test:

49% incremental percent ownership total KTC assets as of December 31, 2008 estimated unaudited on a US GAAP basis	$8,750,120
Kopin’s total assets per the 2008 Form 10-K	$159,677,495
Asset test =	5.4%

We originally filed a Current Report on Form 8-K dated July 30, 2009 where we disclosed the transaction to acquire additional equity interests in KTC under Item 1.01. We plan to file an amendment to the Current Report on Form 8-K dated July 30, 2009 to include the following disclosures:

Item 2.01 Completion of Acquisition or Disposition of Assets.

On July 30, 2009, Kopin Corporation (the “Company”) purchased 19,572,468 shares of Kopin Taiwan Corporation, (“KTC”) common stock for approximately $5,975,000. The Company has also agreed to purchase 128,226 shares of KTC from Microelectronics Technology Inc. (“MTI”) as described below. As a result of these two transactions and the Company’s previous investments in KTC, the Company will own approximately 87% of the outstanding common stock of KTC. The remaining 13% will be held by other investors and employees of KTC. In conjunction with this financing, KTC has agreed to repay the outstanding balance of the loans due to the Company from KTC in the aggregate amount of approximately $2,000,000. As a result of the Company’s increased ownership position in KTC, on a going forward basis the Company plans to consolidate KTC’s financial statements with the Company’s own financial statements.

Item 9.01 Financial Statements and Exhibits.

The Company plans to file the historical financial statements of KTC as required by Rule 3.05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X via an amendment to this Current Report on Form 8-K within 75 days of July 30, 2009.”

If and when we consummate the pending transaction to acquire shares of KTC from Microelectronics Technology Inc., we will file a Current Report on Form 8-K with notification of this transaction.

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosures in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider

Richard A. Sneider

Chief Financial Officer

cc:	Ms. Andri Boerman, Division of Corporation Finance

Via Facsimile 703-813-6985